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SI 13012190 IMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
402

SEC FILE NUMBER
8-45497

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 AND ENDING 12/31/2012
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diversified Resources LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Jefferson Boulevard
(No. and Street)

Warwick (City) RI (State) 02888 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George Wright (401) 941-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Muto, Vollucci & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

51 Jefferson Boulevard, Suite 400, Warwick RI 02888
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/9/13

OATH OR AFFIRMATION

I, George E. Wright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diversified Resources LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

George E Wright
Signature

PRINCIPAL
Title

Maryann Magnan
Notary Public mce 6/12/13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- * ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Exempt under Rule 15c-3-3(k)1

Diversified Resources LLC

Financial Statements

For the Year Ended
December 31, 2012

Certified Public Accountants

Diversified Resources LLC

Financial Statements

For the Year Ended December 31, 2012

Table of Contents

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

www.mutovollucci.com

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

Independent Auditors' Report

George E. Wright, Member
Diversified Resources LLC
70 Jefferson Boulevard, Suite 201
Warwick, RI 02888

We have audited the accompanying balance sheet of Diversified Resources LLC (the LLC) as of December 31, 2012 and the related statements of income, changes in member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Resources LLC at December 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Muto, Vollucci & Co., Ltd.
MUTO, VOLLUCCI & CO., LTD.

February 20, 2013

Diversified Resources LLC
Balance Sheet
December 31, 2012

Assets

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current assets:			
Cash	$ 22,511	$	$ 22,511
12b(1) fees receivable	2,970	4,356	7,326
Commissions receivable	8,220		8,220
Account management fees receivable (Note 7)	53,756	133,414	187,170
Prepaid expense		2,990	2,990
Total current assets	87,457	140,760	228,217
Property and equipment, net (Note 3)		5,323	5,323
Other assets:			
Securities available for sale (Note 4)	36,956		36,956
Intangible (Note 5)		243	243
Total other assets	36,956	243	37,199
Total assets	$124,413	$146,326	$270,739

Liabilities and Member's Capital

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current liabilities:			
Accrued expenses	$ 70,285	$	$ 70,285
Employee withholdings	1,938		1,938
Total current liabilities	72,223		72,223
Member's capital (Note 6)	52,190	146,326	198,516
Total liabilities and member's capital	$124,413	$146,326	$270,739

See independent auditors' report
and accompanying notes.

Diversified Resources LLC
Statement of Income
For the Year Ended December 31, 2012

Revenues:	
Mutual fund commission income	$ 63,488
Account management fees (Note 7)	729,894
Insurance products commissions	49,492
Dividend income	1,175
Total revenue	844,049
Expenses:	
Advertising (Note 2)	3,733
Amortization (Note 5)	265
Automobile expenses (Note 10)	23,361
Charitable contributions	85
Commissions	271,182
Communications	4,333
Continuing professional education	621
Depreciation	3,258
Dues	945
Employee pension contribution (Note 8)	12,325
Entertainment	6,301
Insurances	6,768
Member's pension (Note 8)	50,000
Office expenses	5,667
Payroll	73,320
Payroll taxes	6,533
Professional fees	7,000
Regulatory and compliance fees	9,226
Rent (Note 9)	24,000
Taxes	500
Travel	507
Utilities	2,048
Total expenses	511,978
Net income	$332,071

See independent auditors' report
and accompanying notes.

Diversified Resources LLC
Statement of Changes in Member's Capital
For the Year Ended December 31, 2012

Member's capital, beginning of the year	$202,345
Comprehensive income:	
Net income	332,071
Other comprehensive income:	
Unrealized holding income arising during the year	440
Total comprehensive income	534,856
Add: member's capital contributions	19,660
Less: member's distributions	356,000
Member's capital, end of the year	$198,516

See independent auditors' report
and accompanying notes.

Diversified Resources LLC
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flows from operating activities:	
Net income	$332,071
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	265
Depreciation	3,258
Increase (decrease) in cash from changes in assets and liabilities:	
12b(1) fees receivable	3,451
Commissions receivable	(6,930)
Account management fees receivable	(21,349)
Prepaid expense	10
Accrued expenses	8,176
Employee withholdings	(316)
Total adjustments	(13,435)
Net cash provided by operating activities	318,636
Cash flows from investing activities:	
Purchases of securities available for sale	(1,379)
Purchases of property and equipment	(2,791)
Net cash used in investing activities	(4,170)
Cash flows from financing activities:	
Member's distributions	(356,000)
Member's capital contribution	19,660
Net cash used in financing activities	(336,340)
Decrease in cash	(21,874)
Cash, beginning of the year	44,385
Cash, end of the year	$ 22,511

See independent auditors' report
and accompanying notes.

1. Business Activity

Operated as a limited liability company organized as of January 1, 2001 in the State of Rhode Island, the registered broker and dealer in securities limits its operations as described in SEC Rule 15c3-1(a)(2)(vi) and Rule 15c3-3(k)(1) (Subscriptions to mutual funds Firm ID No. 031346) along with placement of variable annuities and variable life insurance policies. The LLC is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers (NASD). The financial statements present a combination organization of a broker dealer and a registered investment advisor (see Note 7). The majority of activity arises from Southeastern New England.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of Diversified Resources LLC is presented to assist in understanding the LLC's financial statements. The financial statements and their notes are representations of the LLC's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Handling Customers' Funds

Customers' checks are made payable directly to the mutual funds ordered by the customer. The checks are promptly submitted to the mutual fund firms, and do not enter the accounts of the LLC. The same procedure is followed with placements of variable annuities and variable life insurance policies to insurance companies. The LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Amounts Receivable

Both commissions and fees receivable are recorded at the amount the Company expects to collect on balances outstanding at December 31, 2012. Management provides for an allowance based on its assessment of the current status of individual accounts, historical performance and projections of trends. There was no allowance for doubtful collections at December 31, 2012. Balances that are still outstanding after management has used reasonable collection efforts will be written off through a charge to the allowance account and a credit to accounts receivable.

Investments

All securities are classified as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) cost method, or for mutual funds, the average cost basis, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Revenue Recognition

Commission income from securities transactions, investment management fees and variable contracts is recorded on a trade date basis, or when earned.

2. Summary of Significant Accounting Policies (continued)

Advertising

The Company expenses all advertising when incurred. There was $308 of advertising expenditures during the year ended December 31, 2012.

Amortization

Lease capitalized cost reduction has been capitalized and amortized over 36 months using the straight-line method. FASB No. 142 allows certain intangible assets other than goodwill that have definite lives to be amortized over their estimated useful lives. The Company performed a test of impairment on its intangible asset and no loss was recorded at December 31, 2012.

Depreciation

Depreciation is computed using the straight-line method over estimated useful lives of 3 to 7 years.

Income Taxes

Federal and state income taxes are not payable by, or provided for, the LLC. The sole member is taxed individually on the LLC's earnings; accordingly, the financial statements do not contain a provision for federal and state income taxes.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Property and Equipment

The following major classes are stated at cost at December 31, 2012:

Office equipment	$21,234
Furniture and fixtures	14,339
	35,573
Less accumulated depreciation	30,250
	$ 5,323

4. Securities Available for Sale

The following are stated as of December 31, 2012:

	Cost	Fair Value	Unrealized Holding Loss
Mutual funds	$38,761	$36,956	$1,805

The accumulated other comprehensive income (loss) at December 31, 2012 was $(1,805).

5. Intangible

Intangible assets and related accumulated amortization consisted of the following as of December 31, 2012:

	Gross Carrying Amount	Accumulated Amortization
Auto lease capitalized cost reduction	$795	$552

Amortization expense for the year ended December 31, 2012 was $265.

A summary of future amortization expense follows:

Year	Amortization Expense
2012	$243

6. Net Capital, Possession or Control, and Reserve Requirements

As a registered broker and dealer in securities, the LLC is subject to the Uniform Net Capital Rule 15c3-1(a)(2)(vi), which requires that the LLC maintain minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2012, the LLC had a net capital of $46,647, which was $41,647 in excess of its required net capital of $5,000. At December 31, 2012, the LLC's percentage of aggregate indebtedness to net capital was 154.83%.

The LLC is exempt from Possession or Control Requirements and Reserve Requirements under 15c3-3(k)(1).

7. Fee Only Services

Since 1993, Diversified Resources LLC has been a Registered Investment Advisor (RIA). The RIA's purpose is to offer fee based asset management to its clients. (See Note 1) For the period ended December 31, 2012 the LLC, as RIA, exclusively used SEI Investments, which offers no load mutual funds in Asset Allocation models. Clients of the LLC make their checks payable only to SEI Trust Company. The LLC does not accept checks made out to itself, nor does it accept cash.

8. Pension Plan

The LLC's member maintains a SEP IRA plan which includes the LLC's employee. The amount of annual contributions is at the discretion of management. The annual 2012 contribution for the employee is $12,325.

9. Related Party Transaction

The LLC rents its office space from its member on a month-to-month basis. During 2012, the LLC paid $24,000 in rent.

10. Operating Lease

The LLC leases a vehicle with a remaining term of 24 months. Under this leasing arrangement, the LLC pays the property taxes, insurance, and other related expenses on the leased vehicle. Total minimum lease expense for this lease was $16,668 for the year ended December 31, 2012.

Minimum future obligations on the operating lease in effect December 31, 2012 are:

2013	$16,668

11. Commitment and Contingency

The LLC maintains cash balances at a financial institution where certain accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 at December 31, 2012. The LLC's checking account may, at times, exceed federally insured limits. The LLC has not experienced any losses in such accounts, and monitors the credit-worthiness of the financial institutions with which it conducts business. The LLC believes it is not exposed to any significant credit risk on its cash.

12. Accounting for Uncertainty in Income Taxes

Effective as of January 1, 2009, the Company has adopted FASB ASC 740 (formerly FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*). The interpretation requires the LLC to internally monitor its tax positions to determine whether any are uncertain. The LLC takes a tax position if it is determined that the position will "more-likely-than-not" be sustained upon examination by a taxing authority. The LLC is a "pass-through entity" and, as such, all potential federal and state income tax liabilities, as a result of future potential examinations, will flow-through to its member. The 2009, 2010, 2011 and 2012 tax returns remain subject to examination by major tax jurisdictions. There has been no effect on retained earnings as a result of the adoption of this interpretation.

13. Subsequent Events

The LLC has evaluated subsequent events through February 20, 2013, which is the date the 2012 financial statements were available to be issued. For the period January 1, 2013 to February 20, 2013, the LLC distributed $92,000 to its member.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

www.mutovollucci.com

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

George E. Wright, Member
Diversified Resources LLC
70 Jefferson Boulevard, Suite 201
Warwick, RI 02888

We have audited the accompanying financial statements of Diversified Resources LLC as of and for the year ended December 31, 2012, and have issued our report thereon dated February 20, 2013, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules I, II, III, and IV required by Rule 17a-5 under the Securities Exchange Act of is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Muto, Vollucci & Co., Ltd.
MUTO, VOLLUCCI & CO., LTD.

February 20, 2013

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

Diversified Resources, LLC as of **December 31, 2012**

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition			$ 198,516	3480
Deduct ownership equity not allowable for Net Capital			( )	3490
Total ownership equity qualified for Net Capital			198,516	3500
Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
Total capital and allowable subordinated liabilities			$ 198,516	3530
Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 146,326	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(146,326)	3620
Other additions and/or allowable credits (List)				3630
Net Capital before haircuts on securities positions			$ 52,190	3640
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	5,543	3734		
D. Undue concentration		3650		
E. Other (List)		3736	(5,543)	3740
). Net Capital			$ 46,647	3750

OMIT PENNIES

Note: Differences exist between the above computations and the computations included in the Company's corresponding unaudited FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2012 The sources of the differences are reconciled on Page 14

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
Diversified Resources, LLC as of **December 31, 2012**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

art A

. Minimum net capital required (6-2/3% of line 19)			$ 4,817	3756
!. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 5,000	3758
I. Net capital requirement (greater of line 11 or 12)			$ 5,000	3760
I. Excess net capital (line 10 less 13)			$ 41,647	3770
i. Net capital less greater of 10% of line 19 or 120% of line 12			$ 39,425	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

I. Total A.I. liabilities from Statement of Financial Condition			$ 72,223	3790
'. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
). Total aggregate indebtedness			$ 72,223	3840
). Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% 154.83	3850
. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

art B

!. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
). Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
I. Net capital requirement (greater of line 22 or 23)	$	3760
i. Excess net capital (line 10 less 24)	$	3910
i. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	3920

OTES:

.) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

I) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

:) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Note: Differences exist between the above computations and the computations included in the Company's corresponding unaudited FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2012. The sources of the differences are reconciled on Page 14.

Diversified Resources LLC
Additional Information

Reconciliations of the Sources of the Differences between Computations on Pages 12 and 13 and the Focus Report

Total Nonallowable Assets from Statement of Financial Condition

Amount from Q4 2012 Focus Line 12	$149,550
Auditors' adjustment of depreciation and amortization	(2,323)
Auditors' adjustment of receivables	(800)
Miscellaneous	(101)
	$146,326

Total Liabilities from Statement of Financial Condition

Amount from Q4 2012 Focus Line 20	$ 61,140
Auditors' expense accrual	11,083
	$ 72,223

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

www.mutovollucci.com

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

George E. Wright, Member
Diversified Resources LLC
70 Jefferson Boulevard, Suite 201
Warwick, RI 02888

In planning and performing our audit of the financial statements of Diversified Resources LLC (the Company) as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Muto, Vollucci & Co., Ltd.
MUTO, VOLLUCCI & CO., LTD.

February 20, 2013

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

www.mutovollucci.com

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

4C1/461-9400
Fax:
4C1/461-1270

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

George E. Wright, Member
Diversified Resources LLC
70 Jefferson Boulevard, Suite 201
Warwick, RI 02888

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Diversified Resources LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Diversified Resources LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Diversified Resources LLC's management is responsible for the Diversified Resources LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as evidenced by the bank statement cleared check copy noting no differences;
2. Compared the amounts reported on the Forms X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers produced from accounting records noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Muto, Vollucci & Co., Ltd.
MUTO, VOLLUCCI & CO., LTD.

February 20, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045497 FINRA DEC
DIVERSIFIED RESOURCES LLC 11*11
70 JEFFERSON BLVD
WARWICK RI 02888-1056

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

M. MAGNAN (401) 941-1500

2. A. General Assessment (item 2e from page 2) $ 1837.00

B. Less payment made with SIPC-6 filed (**exclude interest**) (905.00)

30 Jul 2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 932.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 932.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DIVERSIFIED RESOURCES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of February , 20 13 .

PRINCIPAL
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2012** and ending **12/31/2012**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) As Amended After Audit Journal Entries	$ 842,874
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	106,851
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	1,175
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	108,026
2d. SIPC Net Operating Revenues	$ 734,848
2e. General Assessment @ .0025	$ 1,837
	(to page 1, line 2.A.)

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

Warwick, Rhode Island